UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

PETROQUEST ENERGY, INC.

(Name of Applicant)*

400 E. Kaliste Saloom Rd., Suite 6000

Lafayette, Louisiana 70508

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
10% Senior Secured PIK Notes due 2024	$80,000,000** aggregate principal amount

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the First Amended Plan of Reorganization of PetroQuest Energy, Inc. and its Debtor affiliates pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”)

Charles T. Goodson

Chairman, Chief Executive Officer and President

PetroQuest Energy, Inc.

400 E. Kaliste Saloom Rd., Suite 6000

Lafayette, Louisiana 70508

(337) 232-7028

Copies to:

E. James Cowen

Porter Hedges LLP

1000 Main Street, Suite 3600

Houston, TX 77002

(713) 226-6649

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants
**	Additional notes may be issued under the Indenture (as defined below) in payment of PIK Interest (as defined in the Indenture) pursuant to the terms thereof.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29067) originally filed with the Securities and Exchange Commission on November 19, 2018 (the “Initial Application”), is being filed to (i) amend and restate “Item 8 – Analysis of Indenture Provisions” , (ii) attach certain exhibits previously omitted from the Initial Application and file certain revised exhibits to this Amendment and (iii) amend and restate the Index to Exhibits.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings ascribed to them in the Initial Application.

The following direct subsidiary of PetroQuest Energy, Inc. (the “Company”) is expected to be a guarantor (the “Guarantor” and, together with the Company, the “Applicants”) of the 10% Senior Secured PIK Notes due 2024 (the “New Notes”) as of the Effective Date and is a co-applicant to this application.

Table of Co-Applicants

Name of Guarantor

PetroQuest Energy, L.L.C., a Louisiana limited liability company

INDENTURE SECURITIES

8.    Analysis of Indenture Provisions

The New Notes will be subject to the Indenture among the Company, the Guarantor and Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent (the “Collateral Agent”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C to this application. The Applicants have not entered into the Indenture as of the date of this application, and the terms of the Indenture are subject to change before it is executed.

(a) Events of Default; Withholding of Notice of Default.

The Indenture will contain certain customary events of default, including: (1) default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days, (2) default in the payment of principal at maturity, upon optional redemption, upon declaration of acceleration or otherwise or failure to purchase the New Notes when required pursuant to the Indenture or the New Notes, (3) default in the performance or breach of certain covenants in the Indenture, which default continues uncured for a period of 60 days (or (x) 30 days in the case of failure to comply with certain restrictive covenants and (y) 120 days in the case of failure to comply with reporting obligations under the Indenture) after (i) the Company receives written notice from the Trustee or (ii) the Company and the Trustee receive written notice from the holders of not less than 25% in principal amount of the New Notes as provided in the Indenture, (4) certain voluntary or involuntary events of bankruptcy, insolvency or winding up or liquidation of the Company or the Guarantor, (5) any judgment or decree for the payment of money in excess of $10.0 million or its foreign currency equivalent at the time such judgment or decree is entered against the Company, any subsidiary guarantor under the Indenture or any significant subsidiary under the Indenture, remains outstanding for a period of 60 consecutive days following the entry of such judgment or decree and is not discharged, waived or the execution thereof stayed and (6) the occurrence of the following: (x) except as permitted by the Note Documents (as defined in the Indenture), any Note Document establishing the liens securing the notes obligations ceases for any reason to be enforceable; provided that it will not be an event of default under the Indenture if the sole result of the failure of one or more Note Documents to be fully enforceable is that any lien purported to be granted under such Note Documents on collateral, individually or in the aggregate, having a fair market value of not more than $15.0 million, ceases to be an enforceable and perfected lien; provided further, that if such failure is susceptible to cure, no event of default shall arise with respect thereto until 45 days after any officer of the Company or any restricted subsidiary becomes aware of such failure, which failure has not been cured during such time period, (y) except as permitted by the Note Documents, any lien purported to be granted under any Note Document on collateral, individually or in the aggregate, having a fair market value in excess of $15.0 million, ceases to be an enforceable and perfected second priority lien, subject to the intercreditor agreement and permitted liens provided that if such failure is susceptible to cure, no event of default shall arise with respect thereto until 45 days after any officer of the Company or any restricted subsidiary under the Indenture becomes aware of such failure, which failure has not been cured during such time period and (z) the Company or any other grantor under the Indenture, or any person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any other grantor under the Indenture set forth in or arising under any Note Document establishing liens securing the notes obligations.

If a default occurs and is continuing and is actually known to a trust officer of the Trustee, the Trustee must send to each holder of the New Notes notice of the default within 90 days after it occurs. Except in the case of defaults in payment involving the payment of principal of or interest with respect to any New Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is not opposed to the interests of the holders of the New Notes.

(b) Authentication and Delivery of the New Notes; Application of Proceeds.

The New Notes will be signed by two officers of the Company. No New Note will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee by manual signature. The Trustee may appoint an authenticating agent reasonably acceptable to the Company.

The Company will not receive any proceeds from the issuance of the New Notes pursuant to the Plan of Reorganization.

(c) Release of Collateral.

The New Notes will be secured by a junior lien on all equity interests of each Guarantor. Pursuant to the terms of the Indenture, the Collateral Agent’s liens upon the collateral will no longer secure the New Notes outstanding under the Indenture or any other obligations under the Indenture, and the right of the holders of the New Notes to the benefits and proceeds of the Collateral Agent’s liens on the collateral will terminate and be discharged:

(i)	upon satisfaction and discharge of the Indenture in accordance with the terms thereof;

(ii)	upon legal defeasance or covenant defeasance in accordance with the terms of the Indenture;

(iii)

upon payment in full in cash and discharge of all of the New Notes outstanding under the Indenture and all other obligations under the Indenture that are outstanding, due and payable under the Indenture and the other Note Documents at the time the New Notes are paid in full in cash and discharged;

(iv)

as to any collateral that is sold, transferred or otherwise disposed of by the Company to a person that is not (either before or after such sale, transfer or disposition) the Company or a restricted subsidiary of the Company in a transaction or other circumstance that complies with the terms of the Indenture and is permitted by all of the other Note Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Agent’s liens upon the collateral will not be released if the sale or disposition is subject to the merger and consolidation provision of the Indenture;

(v)	in whole or in part, with the consent of the holders of the New Notes of the requisite aggregate principal amount of New Notes in accordance with the Indenture; or

(vi)	if and to the extent required by the intercreditor agreement among the Collateral Agent, the priority lien agent and the Company.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder if (i) all outstanding New Notes have been delivered to the Trustee for cancellation, (ii) all outstanding New Notes have become due and payable, or (iii) all outstanding New Notes not theretofore delivered for cancellation will become due and payable within one year at stated maturity or as a result of a notice of redemption and, in the case of (ii) and (iii), the Company has irrevocably deposited with the Trustee amounts of consideration sufficient to satisfy the Company’s obligations under the Indenture and pay all other sums due and payable under the Indenture and the other Note Documents by the Company with respect to the New Notes. The Company will be required to deliver to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company will be required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers’ certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any default and whether the signers know of any default that occurred during such fiscal year and, if so, describe the default, its status and what action the Company is taking or proposes to take with respect thereto. The Company shall also deliver to the Trustee within 30 days after the occurrence thereof, written notice in the form of an officers’ certificate of any event of default (excluding a default resulting from voluntary or involuntary events of bankruptcy, insolvency or winding up or liquidation of the Company or the Guarantor), and the certificate shall describe the default, its status and what action the Company is taking or proposes to take with respect thereto.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application comprises the following:

(a) Pages numbered 1 to 5 consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust, National Association under the indenture to be qualified (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of trustee.

Exhibit No.	Description

Exhibit T3A-1	Certificate of Incorporation of PetroQuest Energy, Inc. (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed September 16, 1998)

Exhibit T3A-2	Certificate of Amendment to Certificate of Incorporation dated May 14, 2008 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed June 23, 2009)

Exhibit T3A-3	Certificate of Amendment to Certificate of Incorporation dated May 18, 2016 (incorporated herein by reference to Exhibit 3.1 to Form 8-K filed May 20, 2016)

Exhibit T3A-4	Certificate of Amendment to Certificate of Incorporation dated May 18, 2016 (incorporated herein by reference to Exhibit 3.2 to Form 8-K filed May 20, 2016)

Exhibit T3A-5**	Certificate of Organization of PetroQuest Energy, L.L.C.

Exhibit T3B-1	Bylaws of PetroQuest, Inc, as amended as of February 19, 2016 (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 22, 2016)

Exhibit T3B-2**	Amended and Restated Operating Agreement of PetroQuest Energy, L.L.C.

Exhibit T3C*	Form of Indenture governing the New Notes

Exhibit T3D	Not applicable

Exhibit T3E-1	Second Amended Disclosure Statement for the Debtors’ First Amended Chapter 11 Plan of Reorganization, dated December 20, 2018 (incorporated by reference to Exhibit 10.3 to Form 8-K filed December 21, 2018)

Exhibit T3E-2	Debtors’ First Amended Chapter 11 Plan of Reorganization, dated January 14, 2019 (incorporated by reference to Exhibit 10.1 to Form 8-K filed January 15, 2019)

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

*	Filed herewith.
**	Filed previously with the Initial Application on November 19, 2018.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 25th day of January, 2019.

(SEAL)		PETROQUEST ENERGY, INC.

Attest:	/s/ Desiree D. Early	By:	/s/ J. Bond Clement
Name:	Desiree D. Early		J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantor, a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 25th day of January, 2019.

(SEAL)		PETROQUEST ENERGY, L.L.C.

Attest:	/s/ Desiree D. Early	By:	/s/ J. Bond Clement
Name:	Desiree D. Early		J. Bond Clement
Executive Vice President, Chief Financial Officer and Treasurer